                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             V.I. Technologies, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   917920 10 0
                         ------------------------------
                                 (CUSIP Number)

                             Dr. Jeffrey R. Jay, MD
                            Great Point Partners, LLC
                           2 Pickwick Plaza, Suite 450
                               Greenwich, CT 06830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 19, 2005
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 917920 10 0                                                Page 2 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                       Great Point Partners, LLC
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                           Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware, USA

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7     SOLE VOTING POWER                                0
    BENEFICIALLY
                        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER                      6,522,932
        EACH
                        --------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER                           0
       PERSON
                        --------------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER                 6,522,932

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   6,522,932

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
        SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             15.5%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                       OO
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CUSIP No. 917920 10 0                                                Page 3 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                     Biomedical Value Fund, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                           Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware, USA

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7     SOLE VOTING POWER                        3,470,182
    BENEFICIALLY
                        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER                              0
        EACH
                        --------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER                   3,470,182
       PERSON
                        --------------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER                         0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,470,182

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
        SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             8.5%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                       PN
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CUSIP No. 917920 10 0                                                Page 4 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON            Biomedical Offshore Value Fund, Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                           Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                      Cayman Islands

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7     SOLE VOTING POWER                        3,052,750
    BENEFICIALLY
                        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER                              0
        EACH
                        --------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER                   3,052,750
       PERSON
                        --------------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER                         0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,052,750

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
        SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             7.5%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                       CO

CUSIP No. 917920 10 0                                                Page 5 of 8

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                        Dr. Jeffrey R. Jay, M.D.
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                           Not applicable

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7     SOLE VOTING POWER                           90,625
    BENEFICIALLY
                        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER                      6,522,932
        EACH
                        --------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER                      90,625
       PERSON
                        --------------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER                 6,522,932

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   6,613,557

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
        SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             15.7%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                       IN


* The calculation of the foregoing percentages is based on 39,509,667 shares of Common Stock outstanding as of July 15, 2005, as reported in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on July 15, 2005.

CUSIP No. 917920 10 0                                                Page 6 of 8





                               AMENDMENT NO. 2 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                           GREAT POINT PARTNERS, LLC.

         This Amendment No. 2 amends and supplements Item 5 of the Schedule 13D, dated March 11, 2005 (the "Schedule 13D") filed by Great Point Partners, LLC ("Great Point"), Biomedical Value Fund, L.P. ("BMVF"), Biomedical Offshore Value Fund, Ltd. ("BOVF") and Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as amended by Amendment No. 1 thereto filed on July 13, 2005, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of V.I. Technologies, Inc. (the "Issuer").

         Item 5 "Interest in Securities of the Issuer" of the Schedule 13D is hereby amended to add the following information:

         Item 5.           Interest in Securities of the Issuer.

         (a) and (b)

         As a result of sales conducted on July 19, 2005, BMVF is now the beneficial owner of 3,470,182 shares of Common Stock, consisting of 2,082,884 shares of Common Stock and warrants to purchase 1,387,298 shares of Common Stock. Such shares, in the aggregate, represent 8.5% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF disclaims beneficial ownership of any securities owned by BOVF or Dr. Jay.

         As a result of sales conducted on July 19, 2005, BOVF is now the beneficial owner of 3,052,750 shares of Common Stock, consisting of 1,795,000 shares of Common Stock and warrants to purchase 1,257,750 shares of Common Stock. Such shares, in the aggregate, represent 7.5% of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF disclaims beneficial ownership of any securities owned by BMVF or Dr. Jay.

         Great Point is the investment manager of each of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Thus, as a result of the July 19, 2005 sales described above, Great Point may now be deemed to be the beneficial owner of 6,522,932 shares of Common Stock, consisting of 3,877,884 shares of Common Stock and warrants to purchase 2,645,048 shares of Common Stock. Such shares, in the aggregate, represent 15.5% of Common Stock outstanding, computed in accordance with Rule 13d-3. Great Point disclaims beneficial ownership of any securities owned by Dr. Jay.

         Dr. Jay beneficially owns 90,625 shares of Common Stock, consisting of 62,500 shares of Common Stock and warrants to purchase 28,125 shares of Common Stock. In addition, Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Therefore, as a result of the July 19, 2005 sales described above, Dr. Jay may now be deemed to be the beneficial owner of 6,613,557 shares of Common Stock, consisting of an aggregate amount of 3,940,384 shares of Common Stock and warrants to
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CUSIP No. 917920 10 0                                                Page 7 of 8


purchase 2,673,173 shares of Common Stock. Such shares, in the aggregate, represent 15.7% of Common Stock outstanding, computed in accordance with Rule 13d-3.

         Notwithstanding the above, Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this Amendment No. 2 to the Schedule 13D shall not be deemed to be an admission that they are the beneficial owners of such securities.

         (c) The tables below set forth information with respect to all sales of Common Stock by each of BMVF and BOVF since the filing of Amendment No. 1 thereto on July 13, 2005. All of such sales were executed through broker's transactions on NASDAQ.

                  BMVF:

                  TRANSACTION DATE      NUMBER OF SHARES      PRICE PER SHARE
                  ----------------      ----------------      ---------------
                  July 19, 2005         250,000               $6.65


                  BOVF:

                  TRANSACTION DATE      NUMBER OF SHARES      PRICE PER SHARE
                  ----------------      ----------------      ---------------
                  July 19, 2005         250,000               $6.65


         Item 7.           Materials to be Filed as Exhibits

         Exhibit F:        Joint Filing Agreement among Great Point, BMVF, BOVF
                           and Dr. Jay, dated July 21, 2005.

         Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any further modification.

CUSIP No. 917920 10 0                                                Page 8 of 8



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:  July 21, 2005

                                        GREAT POINT PARTNERS, LLC

                                            /s/  Dr. Jeffrey R. Jay, M.D.
                                        ---------------------------------
                                        By Dr. Jeffrey R. Jay, M.D., as
                                        senior managing member


                                        BIOMEDICAL VALUE FUND, L.P.

                                            /s/  Dr. Jeffrey R. Jay, M.D.
                                        ---------------------------------
                                        By    Great Point Partners, LLC, as
                                              investment manager,
                                        By    Dr. Jeffrey R. Jay as senior
                                              managing member


                                        BIOMEDICAL OFFSHORE VALUE FUND, Ltd.

                                            /s/  Dr. Jeffrey R. Jay, M.D.
                                        ---------------------------------
                                        By    Great Point Partners, LLC, as
                                              investment manager,
                                        By    Dr. Jeffrey R. Jay, M.D., as
                                              senior managing member

                                        DR. JEFFREY R. JAY, M.D.

                                            /s/  Dr. Jeffrey R. Jay, M.D.
                                        ---------------------------------